Exhibit 95.1

MINE SAFETY ACT DISCLOSURE

Certain of our operations are classified as mines and are subject to regulation by the Federal Mine Safety and Health Administration (“MSHA”) under the Federal Mine Safety and Health Act of 1977 (the “Mine Act”). MSHA inspects our mines on a regular basis and issues various citations and orders when it believes a violation has occurred under the Mine Act.   In the second quarter of 2014, we were issued certain mine safety and health citations by the MSHA under the Mine Act including: for MSHA Property 47-03628 three citations with assessments totaling $300 and for MSHA Property 47-03629, there were no citations for the quarter.